# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TRIMAS CORP, CIK 0000842633
CUSIP: 896215209
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Date of event which requires filing of this statement: 05/20/2025
Amends the filing with accession number 0000902664-24-005842
Filed by CIK 0002040467
Persons authorized to receive notices and communications: Trend International Holding AG, Wiesenstrasse 9, Zurich, Switzerland (V8), 8008, 41 44 268 69 38; Ele Klein & Sean W. Brownridge, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Trend International Holding AG (CIK 0002040467): type of reporting person: corporation (CO); citizenship or place of organization: Switzerland (V8); source of funds: working capital (WC); sole voting power 0; shared voting power 4,170,667; sole dispositive power 0; shared dispositive power 4,170,667; aggregate amount beneficially owned 4,170,667 (10.3% of the class)
- Shawn Sedaghat (CIK 0001321614): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 4,140; shared voting power 6,054,425; sole dispositive power 4,140; shared dispositive power 6,054,425; aggregate amount beneficially owned 6,054,425 (14.9% of the class)
  Comment: The 6,058,565 shares of Common Stock include a total of (i) 4,140 shares of Common Stock underlying RSUs (as defined in Item 3) directly held by Mr. Sedaghat and (ii) 6,054,425 shares of Common Stock held by Trend and Swan.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: TRIMAS CORP
Address of issuer's principal executive offices: 38505 WOODWARD AVENUE, SUITE 200, BLOOMFIELD HILLS, Michigan (MI), 48304
Comment: This Amendment No. 3 ("Amendment No. 3") amends the statement on Schedule 13D filed by the Reporting Persons on October 15, 2024, with the Securities and Exchange Commission (the "SEC") (as amended, the "Schedule 13D") with respect to the shares of common stock, par value $0.01 per share ("Common Stock") of TriMas Corporation, a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends and restates Items 3 and 5 (a)-(c) and supplements Item 6 as set forth below.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate cost of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $152,249,300 USD, excluding brokerage commissions. The shares were purchased with the working capital of Trend and Swan.

Positions in the shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Because other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock.

The 4,140 shares of Common Stock underlying restricted stock units ("RSUs") reported herein are directly held by Mr. Sedaghat and were issued in consideration for his service on the Board.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover pages to the Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Persons is based upon 40,651,688 shares of Common Stock outstanding as of April 22, 2025, as disclosed in the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2025, filed by the Issuer with the SEC on April 29, 2025, and assumes the shares of Common Stock underlying the RSUs reported herein are outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to the Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On March 14, 2025, Mr. Sedaghat received a grant of 4,140 RSUs in consideration for his service on the Board. These RSUs will vest on March 14, 2026.

## Signatures
- Trend International Holding AG: /s/ Shawn Sedaghat, Shawn Sedaghat, Chairman of the Board (05/22/2025)
- Shawn Sedaghat: /s/ Shawn Sedaghat, Shawn Sedaghat, Individually (05/22/2025)